UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ⬜ Form C: Offering Statement
- ⬜ Form C-U: Progress Update
- ⬜ Form C/A: Amendment to Offering Statement
    - ⬜ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ⬜ Form C-AR/A: Amendment to Annual Report
- ⬜ Form C-TR: Termination of Reporting

Name of issuer
AJNA BioSciences PBC

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> April 21, 2021

Physical address of issuer
8022 SOUTHPARK CIRCLE, SUITE 500 , Littleton , CO 80120

Current number of employees
16

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	13,800,386	16,627,450
Cash & Cash Equivalents	368,452	1,927,679
Accounts Receivable	0	0
Short-term Debt	1,496,442	512,725
Long-term Debt	385,819	1,953,013
Revenues/Sales	1,692,791	3,267,479
Cost of Goods Sold	1,692,791	3,267,479
Taxes Paid	0	30,000
Net Income	(3,800,746)	(2,359,584)

April 27, 2026

FORM C-AR

AJNA BioSciences PBC

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by AJNA BioSciences PBC, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.ajnabiosciences.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this

Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

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The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

AJNA BioSciences PBC (the "Company") is a Delaware Corporation, formed on April 21, 2021.

The Company is located at 8022 SOUTHPARK CIRCLE, SUITE 500 , Littleton , CO 80120.

The Company's website is https://www.ajnabiosciences.com/ .

The information available on or through our website is not a part of this Form C-AR.

The Business

AJNA BioSciences is a clinical-stage biopharmaceutical company focused on the development of FDA regulated botanical drug candidates targeting central nervous system disorders. While consumer demand for natural and safer pharmaceuticals is at an all-time high, only a handful of botanical drugs have received FDA approval under the Botanical Drug Development pathway. AJNA seeks to fill this gap by combining cutting-edge science with time-tested plant medicines. Its pipeline includes AJA001, a full-spectrum cannabinoid formula for Autism Spectrum Disorder; AJA002, a natural psilocybin-based treatment for Generalized Anxiety Disorder; and AJA003, a multi-cannabinoid formulation targeting PTSD. By leveraging its DEA Schedule I manufacturing license and strategic partnerships, AJNA is at the forefront of natural pharmaceutical innovation.

RISK FACTORS

Risks Related to the Company's Business and Industry

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the

Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the

Company issue an annual report via a Fonn C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our research and development activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our research and development activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational

performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in

the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our drugs. Delays or cost overruns in the development of our drugs and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Series A Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. Investors will rely on the judgment and discretion of the Company's management team in making good business decisions that will grow investment value. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no

notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's offer to the target's investors would require registration or an exemption from registration (such as Reg. Dor Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors· shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We are an early stage company and have not yet generated any profits

AJNA Biosciences PBC was formed on April 21, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AJNA BioSciences PBC has incurred a net loss and has had limited revenues generated since inception and only from a related party, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, no third-party customers, and effectively no revenue. If you are investing in our company, it's because you think that AJNA BioSciences is a good idea, that the team will be able to successfully develop, market, and sell the product or service, that we can

price them right and sell them to enough people so that the Company will succeed.

Further, we have never turned a profit from revenues and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market

share, investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract future investment and attract and retain future customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s)

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could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, research and development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, consultants, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions.

Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We have pending patent approvals that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Drug Development Risks - Regulatory Risks

Approval Process: The development and commercialization of pharmaceutical products are subject to extensive regulation by the U.S. Food and Drug Administration (FDA) and other regulatory bodies worldwide. The approval process is lengthy, expensive, and uncertain. There is

no guarantee that our drug candidates will receive regulatory approval. Compliance: Even if we receive regulatory approval, we must comply with ongoing regulatory requirements, including clinical trials, manufacturing standards, and post-marketing surveillance. Non-compliance can result in fines, product recalls, or withdrawal of approval.

Drug Development Risks - Clinical Trial Risks

Clinical Trial Failure: Our drug candidates must undergo rigorous clinical trials to demonstrate safety and efficacy. There is a high risk of failure at any stage of the trials, which can result in

significant financial loss and delay in product development. Adverse Events: Unexpected adverse events or side effects observed during clinical trials can lead to delays, additional costs, or termination of the trials.

Drug Development Risks - Financial Risks

High Costs: Drug development is capital-intensive, requiring substantial investment in research, clinical trials, and regulatory compliance. We may need to raise additional funds, which could dilute existing shareholders equity.

Drug Development Risks - Intellectual Property Risks

Patent Protection: Our success depends on our ability to obtain and maintain patent protection for our drug candidates. There is a risk that our patents could be challenged, invalidated, or circumvented by competitors. Infringement: We may face allegations of patent infringement, which could result in costly litigation and potential damages.

Drug Development Risks - Market Risks

Competition: The pharmaceutical industry is highly competitive, with numerous companies developing similar or alternative therapies. Our ability to compete effectively will depend on our drug candidate's efficacy, safety, and cost-effectiveness. Market Acceptance: Even if our drug candidates are approved, their commercial success will depend on market acceptance by healthcare providers, patients, and insurance companies.

Drug Development Risks - Operational Risks

Manufacturing: The manufacturing of pharmaceutical products is complex and subject to stringent quality control standards. Any disruption in our manufacturing processes could delay product development and commercialization. Supply Chain: we rely on third-party suppliers for raw materials and components. Any disruption in the supply chain could impact our ability to produce and deliver our products.

Drug Development Risks - Legal and Compliance Risks

Litigation: We may be subject to lawsuits, including product liability claims, which could result in significant financial loss and reputational damage. Regulatory Changes: Changes in laws and regulations governing the pharmaceutical industry could impact our operations and profitability.

Drug Development Risks - Management and Personnel Risks

Key Personnel: Our success depends on the expertise and experience of our management team

and key personnel. The loss of any key personnel could adversely affect our business. Talent Acquisition: Attracting and retaining skilled professionals in the pharmaceutical industry is challenging and competitive.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the

Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

AJNA BioSciences is a pioneering biopharmaceutical company developing botanical drugs with the goal of obtaining FDA approval for central nervous system disorders. While consumer demand for natural and safer pharmaceuticals is at an all-time high, only a handful of botanical drugs have received FDA approval under the Botanical Drug Development pathway. AJNA seeks to fill this gap by combining cutting-edge science with time-tested plant medicines. Its pipeline includes AJA001, a full-spectrum cannabinoid formula for Autism Spectrum Disorder; AJA002, a natural psilocybin-based treatment for Generalized Anxiety Disorder; and AJA003, a multi-cannabinoid formulation targeting PTSD. By leveraging its DEA Schedule I manufacturing license and strategic partnerships, AJNA is at the forefront of natural pharmaceutical innovation.

Business Plan

Business Model

AJNA operates at the intersection of pharmaceutical-grade botanical drug development and regulatory approval pathways. The company's business model revolves around research, clinical trials, and eventual FDA approval, positioning its drugs for insurance reimbursement and widespread adoption in the $678 billion U.S. pharmaceutical market. With partnerships such as Charlotte's Web and British American Tobacco, AJNA secures high-quality raw materials, streamlined manufacturing, and deep industry expertise. Future revenues are expected to be generated through licensing agreements, direct sales, and strategic partnerships with established pharmaceutical companies.

Current Stage

AJNA is making significant progress in its clinical pipeline:
AJA001(Autism/ASD Irritability) - Completed Phase I, FDA-cleared for Phase 2 trials.
AJA002 (Generalized Anxiety Disorder) - is in preparation for FDA review as it progresses toward Phase I clinical trials, utilizing a proprietary botanical psilocybin formulation, including natural tryptamines, as a novel approach to treat anxiety.
AJA003 (PTSD) - In formulation, leveraging multi-cannabinoid therapy to address PTSD, including for veterans.
AJA004 (Undisclosed Psychedelic-Assisted Therapy) - In formulation, exploring novel botanical psychedelic species.

Future Roadmap

AJNA is focused on advancing its pipeline candidates through clinical trials toward FDA approval. Over the next few years, key milestones include:

Advancing AJA001 through Phase 2 trials and preparing for Phase 3 pivotal studies.
Initiating Phase I trials for AJA002, validating its safety and efficacy for Generalized Anxiety Disorder. Furthering AJA003 and AJA004 formulations, with preclinical studies leading toward

regulatory submissions. Expanding its intellectual property and licensing portfolio to solidify its leadership in the botanical drug sector.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Joel Stanley

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer, April 2021-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Position: Chief Executive Officer Dates of Service: April, 2021 - Present Responsibilities: Joel oversees the full operations of the Company, setting strategic direction, and promoting the Company with outside investors. Other business experience in the past three years: Employer: DeFloria, Inc. Title: Board Chairman Dates of Service: April, 2023 - Present Responsibilities: Joel leads the board of directors meeting and assists in setting strategies for the Company.

Education

Name

Jesse Stanley

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member, April 2021-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Position: Board Member Dates of Service: April, 2021 - Present Responsibilities: Jesse meets with investors and presents the Company as an investment opportunity. Jesse Stanley's current primary role is with SB USA, Inc. Jesse Stanley currently services 5 hours per week in their role with the Issuer. Other business experience in the past three years: Employer: SB USA, Inc. Title:

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CEO Dates of Service: September, 2019 - Present Responsibilities: Manage licensing of Stanley Brothers and affiliated brands.

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Joel Stanley

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer, April 2021-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Position: Chief Executive Officer Dates of Service: April, 2021 - Present Responsibilities: Joel oversees the full operations of the Company, setting strategic direction, and promoting the Company with outside investors. Other business experience in the past three years: Employer: DeFloria, Inc. Title: Board Chairman Dates of Service: April, 2023 - Present Responsibilities: Joel leads the board of directors meeting and assists in setting strategies for the Company.

Education

Name

Robert Judge

All positions and offices held with the Company and date such position(s) was held with start

and ending dates

VP of Finance, April, 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Position: VP of Finance Dates of Service: April, 2021 - Present Responsibilities: Robert oversees all the finance, accounting, HR, IT and administrative functions of the Company. He serves as

16

the principal accounting officer. Other business experience in the past three years: Employer: DeFloria, Inc. Title: Board member & Treasurer. Dates of Service: April, 2021 - Present Responsibilities: Board oversight of DeFloria's operations and strategy.

Education

Certified Public Accountant - Connecticut

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 16 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	6,106,996
Voting Rights	One vote per share.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
	At 12/31/2025, the total amount outstanding

Other Material Terms or information.	At 12/31/2025, the total amount outstanding includes 1,945,000 option shares pursuant to the Equity Incentive Plan issued and 1,038,053 shares available under the plan.

Type of security	Class B Common Stock
Amount outstanding	8,350,000
Voting Rights	Five votes per Class B Common Stock share.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	All Founders shares

Type of security	Series Seed Preferred Stock
Amount outstanding	11,288,770
Voting Rights	Series Seed Preferred Stock currently votes at 1:1 conversion rate with Class A common stock.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	The Series Seed Preferred Stock has a liquidation preference, please refer to Exhibit F of the Offering Materials

Type of security	Series Seed-1 Preferred Stock
Amount outstanding	141,010
Voting Rights	Series Seed-1 Preferred Stock currently votes at 1: 1 conversion rate with common stock.
Anti-Dilution Rights	Has liquidation preference
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to	

qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	None

Type of security	Series A Preferred Stock
Amount outstanding	231,852
Voting Rights	Series A Preferred Stock votes at 1: 1 conversion rate with common stock. Please review voting rights of securities sold in this offering, which contain a voting proxy.
Anti-Dilution Rights	Has liquidation preference
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Voting Rights of Securities Sold in this Offering contain a Voting Proxy.

Type of security	Series A-1 Preferred Stock Preferred Stock
Amount outstanding	41,756
Voting Rights	Series A-1 Preferred Stock currently votes at 1: 1 conversion rate with common stock.
Anti-Dilution Rights	Has Liquidation preference
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Please refer to Series A Preferred Stock Material rights section and Exhibit F of the offering materials.

Type of security	Convertible Notes
Amount outstanding	$922,085 Principal plus accrued interest as of April 30, 2026.
Voting Rights	None until conversion to preferred stock which will occur upon a Qualified Financing or maturity (if converted).
Anti-Dilution Rights	None until conversion to preferred stock which will occur upon a Qualified Financing or maturity (if converted).
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Current estimate of conversion into 216,477 shares of preferred stock. Would dilute approximately 0.83%.
Other Material Terms or information.	Convertible notes are expected to convert upon a qualified financing (ie Series A financing).
Value of SAFE or Convertible Notes	$922,085 (includes principal and accrued interest)

The Company has the following debt outstanding:

Type of debt	Operating Building Lease
Name of creditor	Middleton Properties, LLC
Amount outstanding	$243,814 at April 30, 2026
Interest rate and payment schedule	0.0%
Amortization schedule	Rent payments due in 2026 and 2027 under the lease renewal are $158,608 and $137,640, respectively.
Describe any collateral or security	Lease is personally guaranteed by Joel Stanley, the Company's CEO.
Maturity date	October 31, 2027
	The Company has an operating lease for offi

Other material terms	The Company has an operating lease for office space. The original lease had a term of 3 years ending October 31, 2024. On July 31, 2024, the Company signed an extension for an additional 3 years with an effective date of November 1, 2024. There is one more 3-year renewal option available.

Type of debt	Notes
Name of creditor	DeFloria Inc
Amount outstanding	$872,003 Principal plus accrued interest as of April 30, 2026.
Interest rate and payment schedule	8.0%
Amortization schedule	Due in full on December 31, 2026.
Describe any collateral or security	Unsecured
Maturity date	December 31, 2026
Other material terms	On April 6, 2023, the Company entered into a promissory note agreement with DeFloria LLC for a total borrowing amount of $715,000. The note matured on April 1, 2026. The parties executed a note extension agreement on March 31, 2026 to extend the due date to December 31, 2026. The amount owed of $872,003 is as of April 30, 2026.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	2,234,883	$2,934,997	General operations	May 31, 2024	Rule 506(b)
Preferred Stock	722,313	$989,486	General operations	October 10, 2024	Regulation CF
Preferred Stock	141,010	$244,750	General operations	October 10, 2024	Regulation CF
Preferred	245,079	$1,040,126	General	April 29,	Regulation

Stock	245,079	$1,040,126	operations	2025	CF

Ownership

A majority of the controlling ownership of the Company is owned by Master and a Hound Irrevocable Trust (Jonathan Stanley, Trustee) and Blue Water Irrevocable Trust (Jared Stanley, Jared Stanley, Trustee) and the CJ&K Irrevocable Trust (Joel Stanley).

21

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned

None

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company completed a Regulation CF fundraising campaign in October 2025 which netted $922,000 for the Company. In Q1 2026, the Company has raised an additional $657,000 through the issuance of convertible debt to serve as bridge funding to a pursued Series A raise. Upon a successful Series A raise, of which the success is not guaranteed, the Company plans to use the funds to for moving forward its drug candidates. Going forward challenges, among other things, include the appetite of investors in botanical drug development, the economic and political climate uncertainties and the biotech investment environment. The Company's liquidity is projected to extend 60 days based on current bridge funding resources.

The Company does not have a commercially salable product at this time nor is such a commercially salable expected until 2029 at earliest. The Company is wholly dependent on investor fundraising to continue its R&D operations to the point of a commercially salable product. The Company is actively pursuing additional investor funding to progress its products through the FDA's botanical drug development pathway and clinical trials however there is no certainty of success in the fundraising efforts or successful completion of the clinical trials.

Liquidity and Capital Resources

On May 31, 2024 the Company conducted an offering pursuant to Rule 506(b) and raised $2,934,997.

On October 10, 2024 the Company conducted an offering pursuant to Regulation CF and raised $989,486.

On October 10, 2024 the Company conducted an offering pursuant to Regulation CF and raised $244,750.

On April 29, 2025 the Company conducted an offering pursuant to Regulation CF and raised $1,040,126.

The Company does not have any additional sources of capital other than the proceeds from the 2025 Regulation CF Offering and the proceeds from the Q1 2026 convertible debt issuances.

Capital Expenditures and Other Obligations

The Company invests in capital expenditures as required for research and development activities and the availability of funds allows.

Material Changes and Other Information

The Company has determined it is not required to consolidate its investment in DeFloria and upon formation of the entity, the Company elected the fair value option because it allowed the investment to be valued based on current market conditions. As such, the investment has been remeasured at fair value at each reporting date, with changes recognized in the statements of operations as changes in fair value of financial instruments for the year. For the years ended December 31, 2025 and 2024, a loss of $2,000,000 and $0, respectively, related to the investment in DeFloria was recognized as a change in fair value of financial instruments in the statement of operations. As of December 31, 2025 and 2024, the DeFloria investment represents an investment of $9,000,000 and $11,000,000, respectively, within the balance sheets.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of

any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Note that DeFloria LLC converted to DeFloria, Inc. on December 31, 2024.

Related Person/Entity	DeFloria, Inc.
Relationship to the Company	Names of 20% owners: AJNA BioSciences owns 39.8%; Charlotte's Web, Inc. owns 39.8%; BT DE Investments, Inc. owns 19.9%.
Total amount of money involved	$1,692,791
Benefits or compensation received by related person	Certain research and development and administrative services
Benefits or compensation received by Company	The Company received reimbursement income for the services provided.
Description of the transaction	The Company entered into a Master Services Agreement with its joint venture company, DeFloria, Inc. in 2023, in which the Company provides certain research and development and administrative services to DeFloria for management and support in the development of a new drug, including R&D, clinical studies, obtaining FDA approval, and the day-to-day administrative operations. The payments are intended to reimburse the Company for actual costs incurred with no profit markup. In 2025, the Company recorded income from DeFloria totaling $1,692,791 for reimbursement of MSA service expenditures incurred.
Related Person/Entity	DeFloria, Inc.
Relationship to the Company	Names of 20% owners: AJNA BioSciences owns 39.8%; Charlotte's Web, Inc. owns 39.8%; BT DE Investments, Inc. owns 19.9%.
Total amount of money involved	$2,000,000 plus accrued interest
Benefits or compensation received by related person	Proceeds from the issuance of the convertible note to fund operations.
Benefits or compensation received by	The Company receives interest on the note

Company	principal.
Description of the transaction	On May 24, 2024, the Company invested $2,000,000 in DeFloria in the form of an unsecured convertible note. The Note is convertible into preferred shares of DeFloria upon a Qualified Financing (as defined in the Note), carries an interest rate of the Bank of

	England prime rate plus 8%, and matures on or after May 31, 2026 upon notice of a majority of the noteholders.
Related Person/Entity	DeFloria LLC
Relationship to the Company	Names of 20% owners: AJNA BioSciences owns 39.8%; Charlotte's Web, Inc. owns 39.8%; BT DE Investments, Inc. owns 19.9%.
Total amount of money involved	$715,000 plus accrued interest
Benefits or compensation received by related person	DeFloria LLC received interest income at 8.0% on the Note principal.
Benefits or compensation received by Company	The Company received $715,000 of cash for working capital purposes.
Description of the transaction	On April 6, 2023, the Company entered into an unsecured promissory note agreement for a principal amount of $715,000 with DeFloria LLC. The Note carries an interest rate of 8% with a maturity date of April 1, 2026. On March 31, 2026, the Note maturity date was extended by the parties to December 31, 2026.

Company Distributions or Payments

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Joel Stanley

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Joel Stanley (Signature)Joel Stanley (Name)Chief Executive Officer (Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

AJNA BioSciences PBC
Financial Statements - Unaudited
December 31, 2025 and 2024
(For Internal Use Only)

AJNA BioSciences PBC
Balance Sheet
At December 31, 2025 and 2024
(unaudited - For Internal Use Only)

	December 2025	December 2024
ASSETS		
Current Assets		
Cash	$ 368,452	$ 1,927,679
Prepaids	58,867	53,456
Operating expense reimbursement receivable	814,292	-
Other current assets	14,275	51,718
Total Current Assets	1,255,886	2,032,853
Fixed Assets		
Fixed assets	2,448,151	2,343,767
Accumulated depreciation	(1,543,779)	(1,278,972)
Total Net Fixed Assets	904,372	1,064,795
Other Assets		
Other LT asset	11,422,829	13,175,379
Operating right of use asset, net	217,299	354,423
Total Other Assets	11,640,128	13,529,802
TOTAL ASSETS	$ 13,800,386	$ 16,627,450
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts payable	$ 253,803	$ 104,364
Credit Card Payable	63,683	68,648
Accrued payroll & benefits	4,902	38,155
Accrued expenses	35,583	96,936
Deferred compensation	143,541	-
Operating lease liabilities	141,733	123,637
Notes payable - current	853,197	-
Total Current Liabilities	1,496,442	431,740
Long-Term Liabilities		
Operating lease liability - Long term	132,720	274,454
Notes payable - long term	253,099	795,996
Deferred tax liabilities	-	963,548
Total Long-Term Liabilities	385,819	2,033,998
Total Liabilities	1,882,261	2,465,738

Total Liabilities	[illegible]	[illegible]
Equity		
Common stock	1,147	1,144
Preferred stock	1,170	1,143
Paid-in capital	15,762,108	14,204,979
Treasury stock	(8,391)	(8,391)
Retained earnings	(3,837,909)	(37,163)
Total Equity	11,918,125	14,161,712
TOTAL LIABILITIES AND EQUITY	$ 13,800,386	$ 16,627,450

AJNA BioSciences PBC
Statements of Operations
For the Years Ended December 31, 2025 and 2024
(unaudited - For Internal Use Only)

	YTD December 2025	YTD December 2024
Revenue	$ 1,692,791	$ 3,267,479
Cost of Goods Sold	1,692,791	3,267,479
Gross Profit	-	-
Operating Expenses		
Research and Development	1,165,890	720,008
General and Administrative	1,077,128	683,599
Legal and Professional	376,629	255,559
Depreciation & Amortization	271,927	459,961
Total Operating Expenses	2,891,574	2,119,127
Other Income/Expense		
Other Income/(Expense), net	188,572	1,002,734
Change in Fair Value of Financial Instruments	(2,000,000)	-
Interest Expense	(61,292)	(300,479)
Total Other Income/Expense	(1,872,720)	702,255
Net Gain (Loss) Before Taxes	(4,764,294)	(1,416,872)
Provision for Income Taxes (Benefit)	(963,548)	942,712
Net Income (Loss)	(3,800,746)	(2,359,584)
Foreign Currency Translation Adjustments Change	-	(10,567)
Total Comprehensive Loss	$ (3,800,746)	$ (2,370,151)

AJNA BioSciences PBC
Statements of Cash Flows
For the Years Ended December 31, 2025 and 2024
(unaudited - For Internal Use Only)

	YTD December 2025	YTD December 2024
Cash Flows from Operating Activities:		
Net Loss	$ (3,800,746)	$ (2,359,584)
Adjustments to reconcile net income to net cash used in operating activities:		
Equity-based compensation expense	437,313	121,839
Depreciation and amortization	271,927	459,961
Change in Fair Value of Financial Instruments	2,000,000	-
Gain (loss) on sale of asset	5,883	-
Deferred taxes	(963,548)	963,548
Currency translation adjustment change	-	(67,595)
Change in balance sheet accounts:		
Prepaid expenses	(5,411)	21,620
Other assets	37,443	(3,448)
Right of Use Lease, net	13,486	8,335
Accounts payable and credit cards payable	132,474	99,284
Other accrued liabilities	(94,606)	20,372
Income taxes payable	-	(8,851)
Deferred compensation	143,541	-
Accrued interest	60,300	(953,459)
Deferred revenue	(814,292)	(207,479)
Net cash used in operating activities	(2,576,237)	(1,905,457)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment in convertible notes payable	(247,452)	(2,159,192)
Proceeds from sale of equipment	12,000	-
Purchases of property, plant and equipment	(117,384)	(417,242)
Net cash used in investing activities	(352,836)	(2,576,434)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net proceeds from issuance of preferred stock	1,119,846	13,495,272
Proceeds from Issuance of Convertible Note	250,000	-
Conversion of convertible debt	-	(8,070,000)
Net cash provided by financing activities	1,369,846	5,425,272
Net change in cash	(1,559,227)	943,381
Cash at beginning of period	1,927,679	984,298
Cash at end of period	$ 368,452	$ 1,927,679

AJNA BioSciences PBC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2025 and 2024
(Unaudited)

	Preferred Series A Stock Value ($ par)	Prefered Series A-1 Stock Value ($ par)	Preferred Series Seed Stock Value ($ par)	Prefered Series Seed-1 Stock Value ($ par)	Class B Common Stock Value ($ par)	Class A Common Stock Value ($ par)	Additional Paid in Capital	Treasury Stock	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance at December 31, 2023	$ -	$ -	$ -	$ -	$ 835	$ 309	$ 589,011	$ (8,391)	$ 57,028	$ 2,332,988	$ 2,971,780
Issuance of Preferred Stock	-	-	1,129	14	-	-	13,494,129	-	-	-	13,495,272
Stock repurchases	-	-	-	-	-	-	-	-	-	-	-
Vesting of warrants	-	-	-	-	-	-	-	-	-	-	-
Vesting of equity grants	-	-	-	-	-	-	121,839	-	-	-	121,839
Net income	-	-	-	-	-	-	-	-	-	(2,359,584)	(2,359,584)
Other comprehensive income	-	-	-	-	-	-	-	-	(67,595)	-	(67,595)
Balance at December 31, 2024	-	-	1,129	14	835	309	14,204,979	(8,391)	(10,567)	(26,596)	14,161,712
Issuance of Preferred Stock	23	4	-	-	-	-	1,119,819	-	-	-	1,119,846
Issuance of Common Stock	-	-	-	-	-	3	32,486	-	-	-	32,489
Vesting of warrants	-	-	-	-	-	-	-	-	-	-	-
Vesting of equity grants	-	-	-	-	-	-	404,824	-	-	-	404,824
Net income	-	-	-	-	-	-	-	-	-	(3,800,746)	(3,800,746)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2025	$ 23	$ 4	$ 1,129	$ 14	$ 835	$ 312	$15,762,108	$ (8,391)	$ (10,567)	$ (3,827,342)	$ 11,918,125